September 30, 2010	Unaudited Interim Consolidated Financial Statements
Suite 1188, 550 Burrard Street Vancouver, British Columbia V6C 2B5 Phone: (604) 687-4018 Fax: (604) 687-4026

Eldorado Gold Corporation

Unaudited Consolidated Balance Sheets

(Expressed in thousands of U.S. dollars)

	Sepember 30,	December 31,
	2010	2009
Assets	$	$

Current assets
Cash and cash equivalents	339,403	265,369
Restricted cash (note 4)	52,221	50,000
Marketable securities	1,564	13,951
Accounts receivable and other	35,490	26,434
Inventories	130,257	129,197
Future income taxes	2,703	-
	561,638	484,951
Inventories	40,280	31,534
Investment in significantly influenced company	5,130	-
Restricted assets and other	28,211	13,872
Mining interests	2,794,125	2,580,816
Goodwill	323,294	324,935
	3,752,678	3,436,108

Liabilities

Current liabilities
Accounts payable and accrued liabilities	139,453	157,250
Debt - current (note 6)	89,909	56,499
Future income taxes	2,313	4,264
	231,675	218,013
Debt - long-term (note 6)	97,247	134,533
Asset retirement obligations	28,273	26,566
Future income taxes	442,131	390,242
	799,326	769,354

Non-controlling interest	36,808	26,144

Shareholders' equity

Share capital (note 7(b))	2,810,109	2,671,634
Contributed surplus	21,317	17,865
Accumulated other comprehensive income (note 7(c))	465	2,227
Retained earnings (deficit)	84,653	(51,116)
	2,916,544	2,640,610
	3,752,678	3,436,108

Approved on behalf of the Board of Directors

(Signed) Robert R. Gilmore    Director                                            (Signed) Paul N. Wright    Director

See accompanying notes to the consolidated financial statements.

Eldorado Gold Corporation

Unaudited Consolidated Statements of Operations

For the periods ended September 30, 2010

(Expressed in thousands of U.S. dollars except per share amounts)

	Three months ended		Nine months ended
	2010	2009	2010	2009
	$	$	$	$
Revenue
Gold sales	190,305	81,608	578,227	213,961

Expenses
Operating costs	69,095	28,109	208,271	75,053
Depletion, depreciation and amortization	27,232	9,017	79,978	20,015
General and administrative	10,771	7,442	39,803	24,101
Exploration	5,021	3,182	11,573	8,618
Mine standby costs	22	881	1,335	1,817
Asset retirement obligation costs	511	65	1,535	196
Foreign exchange loss (gain)	13,360	(442)	8,327	(1,569)
	126,012	48,254	350,822	128,231

(Gain) loss on disposal of assets	(250)	119	(1,735)	(1,344)
Gain on marketable securities	(4,489)	(1,168)	(5,347)	(1,287)
Interest expense and financing costs	1,992	77	6,261	235
Interest and other income	(8,970)	(996)	(10,654)	(1,583)
	114,295	46,286	339,347	124,252
Income before income taxes and non-controlling interest	76,010	35,322	238,880	89,709

Income tax (expense) recovery
Current	(21,652)	(13,812)	(69,591)	(27,465)
Future	(459)	8,873	4,788	8,115
	(22,111)	(4,939)	(64,803)	(19,350)

Non-controlling interest	(5,126)	(229)	(11,951)	(1,244)

Net income for the period	48,773	30,154	162,126	69,115

Weighted average number of shares outstanding
Basic	546,039	391,583	541,164	377,601
Diluted	547,731	392,328	543,041	378,821

Earnings per share
Basic income per share - US$	0.09	0.08	0.30	0.18
Diluted income per share - US$	0.09	0.08	0.30	0.18

See accompanying notes to the consolidated financial statements.

Eldorado Gold Corporation

Unaudited Consolidated Statements of Cash Flows

For the periods ended September 30, 2010

(Expressed in thousands of U.S. dollars, unless otherwise stated)

	Three months ended		Nine months ended
	2010	2009	2010	2009
	$	$	$	$
Cash flows generated from (used in):

Operating activities
Net income for the period	48,773	30,154	162,126	69,115
Items not affecting cash
Asset retirement obligations costs	511	65	1,535	196
Depletion, depreciation and amortization	27,232	9,017	79,978	20,015
Unrealized foreign exchange loss	14,702	2,050	9,661	1,624
Future income taxes expense (recovery)	459	(8,873)	(4,788)	(8,115)
(Gain) loss on disposal of assets	(250)	119	(1,735)	(1,344)
(Gain) loss on marketable securities	(4,489)	(1,168)	(5,347)	(1,287)
Stock-based compensation (note 8(b))	3,282	1,867	13,874	7,668
Pension expense (note 5)	622	442	1,867	1,245
Non-controlling interest	5,126	229	11,951	1,244
	95,968	33,902	269,122	90,361
Bonus cash award units payments (note 8(c))	-	-	-	(2,543)
Changes in non-cash working capital (note 9)	(14,433)	(6,317)	(46,700)	2,341
	81,535	27,585	222,422	90,159

Investing activities
Acquisition of Brazauro, net (note 3(a))	(5,565)	-	(5,565)	-
Mining interests
Capital expenditures	(54,844)	(24,151)	(152,476)	(63,003)
Proceeds on sales and disposals	2,843	-	23,191	35
Marketable securities disposals
Purchases	(5,698)	(646)	(5,698)	(646)
Proceeds on sales and disposals	13,144	5,766	13,836	42,154
Equity investment purchase	-	-	(5,375)	-
Pension plan contributions	-	-	-	(1,856)
Restricted cash	-	-	(2,221)	-
Restricted assets and other	(9,880)	4,893	(12,363)	1,888
	(60,000)	(14,138)	(146,671)	(21,428)

Financing activities
Capital stock
Issuance of common shares for cash (note 7(b))	5,087	5,366	32,370	18,969
Dividend paid to non-controlling interest	-	-	(1,286)	-
Dividend paid to shareholders	-	-	(26,357)	-
Long-term and current debt
Proceeds	9,501	-	59,044	4,982
Repayments	(3,703)	(4,982)	(65,488)	(4,982)
	10,885	384	(1,717)	18,969
Net increase in cash and cash equivalents	32,420	13,831	74,034	87,700
Cash and cash equivalents - beginning of period	306,983	135,720	265,369	61,851
Cash and cash equivalents - end of period	339,403	149,551	339,403	149,551

Supplementary cash flow information (note 9)

See accompanying notes to the consolidated financial statements.

Eldorado Gold Corporation

Unaudited Consolidated Statements of Shareholders’ Equity

For the periods ended September 30,

(Expressed in thousands of U.S. dollars, unless otherwise stated)

	Three months ended			Nine months ended
	2010		2009	2010		2009
	$		$	$		$

Share capital
Balance beginning of period	2,708,322		951,255	2,671,634		931,933
Shares issued upon exercise of share options, for cash	5,087		5,366	32,370		18,969
Estimated fair value of share options exercised	1,582		2,037	10,987		7,756
Share issued in consideration for interests acquired	95,118		263,293	95,118		263,293
Balance at the end of the period	2,810,109		1,221,951	2,810,109		1,221,951

Contributed surplus
Balance beginning of period	19,052		18,901	17,865		19,378
Non-cash stock-based compensation	3,282		1,867	13,874		7,109
Non-cash stock-based compensation on
Brazauro warrants & options converted	565		-	565		-
Options exercised, credited to share capital	(1,582)		(2,037)	(10,987)		(7,756)
Balance at the end of the period	21,317	-	18,731	21,317	-	18,731

Retained earnings (deficit)
Balance beginning of period	35,880		(114,559)	(51,116)		(153,520)
Dividends paid	-		-	(26,357)		-
Net income for the period	48,773		30,154	162,126		69,115
Balance at the end of the period	84,653		(84,405)	84,653		(84,405)

Accumulated other comprehensive income (loss)
Balance beginning of period	12,391		519	2,227		(5,971)
Other comprehensive (loss) income	(11,926)		73,582	(1,762)		80,072
Balance at the end of the period	465		74,101	465		74,101

Total shareholders' equity	2,916,544		1,230,378	2,916,544		1,230,378

See accompanying notes to the consolidated financial statements.

Eldorado Gold Corporation

Unaudited Consolidated Statements of Comprehensive Income

For the periods ended September 30,

(Expressed in thousands of U.S. dollars, unless otherwise stated)

	Three months ended		Nine months ended
	2010	2009	2010	2009
	$	$	$	$

Net earnings for the period ended September 30,	48,773	30,154	162,126	69,115

Other comprehensive income
Unrealized gains on available-for-sale investments	1,134	83,049	12,788	88,608
Future income taxes on changes in available-for-sale investments	1,475	(9,984)	(15)	(10,253)
Reversal of unrealized gains on available-for-sale investment on acquisition of subsidiary (note 3(a))	(11,424)	-	(11,424)	-
Realized (gains) losses on available-for-sale investments transferred to net income	(3,111)	517	(3,111)	1,717
Other comprehensive (loss) income	(11,926)	73,582	(1,762)	80,072

Comprehensive income for the period ended September 30,	36,847	103,736	160,364	149,187

See accompanying notes to the consolidated financial statements.

Eldorado Gold Corporation

Notes to the Unaudited Interim Consolidated Financial Statements

September 30, 2010

(Expressed in thousands of U.S. dollars, unless otherwise stated)

1.

Nature of operations

Eldorado Gold Corporation (“Eldorado” or the “Company”) is a gold exploration, development, mining and production company. The Company has ongoing exploration and development projects in Turkey, China, Greece and Brazil. The Company acquired control of Sino Gold Mining Ltd. (“Sino Gold”) in December 2009, along with its two producing mines, Jinfeng and White Mountain, as well as the Eastern Dragon development project. It also completed the acquisition of Brazauro Resources Corporation (“Brazauro”) in July 2010 whose main asset is the Tocantinzinho exploration and development project in Tapajós, Brazil.

These unaudited interim consolidated financial statements were prepared by Eldorado in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) consistent with those used to prepare Eldorado’s audited consolidated financial statements for the year ended December 31, 2009 except for the new long-term investment policy described in note 2(a). As these unaudited interim consolidated financial statements do not contain all of the disclosures required by Canadian GAAP for annual financial statements, they should be read in conjunction with the notes to the Company’s audited consolidated financial statements for the year ended December 31, 2009.

In the opinion of management, Eldorado has made all adjustments necessary to present fairly the Company’s consolidated financial position as at September 30, 2010 and the consolidated results of operations, comprehensive income and cash flows for the three- and nine-month periods ended September 30, 2010 and 2009.

Certain comparative figures have been reclassified to conform to the current period’s presentation.

2.

Changes in accounting policies and new accounting developments

(a)

Changes in accounting policies

During the three-month period ended June 30, 2010, the Company adopted an accounting policy for long-term investments. Investments in significantly influenced companies are accounted for using the equity method. Under the equity method, the original cost of the shares is adjusted for the Company’s share of post-acquisition earnings or losses less dividends.

(b)

New accounting developments

Business Combinations (Section 1582)

In January 2009, the CICA issued Section 1582, Business Combinations, which requires that all assets and liabilities of an acquired business be recorded at fair value at acquisition. Obligations for contingent considerations and contingencies will also be recorded at fair value at the acquisition date. The standard also states that acquisition-related costs will be expensed as incurred and that restructuring charges will be expensed in the periods after the acquisition date. The Section applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period on or after January 1, 2011. Earlier application is permitted. If an entity applies this Section before January 1, 2011, it shall also adopt CICA Sections 1601 and 1602. The Company has not yet adopted this standard.

Eldorado Gold Corporation

Notes to the Unaudited Interim Consolidated Financial Statements

September 30, 2010

(Expressed in thousands of U.S. dollars, unless otherwise stated)

2.    Changes in accounting policies and new accounting developments (continued)

Consolidations (Section 1601) and Non-Controlling Interest (Section 1602)

In January 2009, the CICA issued Section 1601, Consolidations, and Section 1602, Non-Controlling Interests. Section 1601 establishes standards for preparing consolidated financial statements and Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. These standards apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011. Earlier adoption is permitted as of the beginning of a fiscal year. An entity adopting these sections for a fiscal year beginning before January 1, 2011 also must adopt CICA Section 1582. The Company has not yet adopted these standards.

International Financial Reporting Standards

Canadian public companies will be required to prepare their financial statements in accordance with IFRS, as issued by the International Accounting Standards Board, for financial years beginning on or after January 1, 2011. Effective January 1, 2011, the Company will adopt IFRS as the basis for preparing its consolidated financial statements. The Company will issue its financial results for the quarter ended March 31, 2011 prepared on an IFRS basis and provide comparative data on an IFRS basis as required.

3.

Acquisitions

(a)

Brazauro

Eldorado completed the acquisition of all of the issued and outstanding common shares of Brazauro that it did not already own on July 20, 2010. As a result, Eldorado acquired a 100% interest in the Tocantinzinho exploration and development project in Tapajós, Brazil as well as the option agreements on two early-stage exploration projects, Piranhas and Água Branca, also located in the Tapajós district of Brazil.

Under the terms of the arrangement, former Brazauro shareholders received 0.0675 of an Eldorado common share for each Brazauro share held, as well as 1/3 of a share of TriStar Gold Inc. (“TriStar”), a new exploration company that Eldorado agreed to fund with C$10 million. TriStar holds certain exploration properties owned by Brazauro prior to the arrangement.

The Company issued 5,993,898 common shares and paid the C$10 million in connection with this transaction.  Eldorado incurred acquisition costs of $3,364.

As at the date of the transaction, Eldorado held 14,326,000 common shares of Brazauro with a total cost of $7,071, net of the reversal of the unrealized gain of $11,424 included in other comprehensive income at the date of the acquisition.

This transaction has been accounted for as an acquisition of assets and liabilities because Brazauro was in the development stage. These consolidated financial statements include 100% of Brazauro results from July 20, 2010 to September 30, 2010.

Eldorado Gold Corporation

Notes to the Unaudited Interim Consolidated Financial Statements

September 30, 2010

(Expressed in thousands of U.S. dollars, unless otherwise stated)

3.    Acquisitions (continued)

The allocation of the purchase price to the assets and liabilities of Brazauro is as follows:

Purchase price:	$
Share consideration Brazauro warrants & options converted Brazauro warrants previously held	95,118 565 294
Cash consideration	9,479
Cost of shares previously acquired	7,071
Transaction costs	3,364
Total purchase price	115,891

Fair value of net assets acquired:
Cash	7,278
Accounts receivables and other	73
Mining interests	155,740
Liabilities	(560)
Future income taxes payable	(46,640)
115,891

Eldorado paid net cash of $5,565 as a result of the Brazauro transaction.  This net reduction of cash was a result of an acquired cash balance of $7,278 less cash consideration of $9,479 and transaction costs of $3,364.

(b)

Sino Gold

On December 15, 2009, Eldorado acquired all of the outstanding Sino Gold Securities not previously held by the Company. A preliminary allocation of the purchase price was disclosed in our December 31, 2009 Consolidated Financial Statements.

As of September 30, 2010 there have been no changes to the preliminary allocation except for a reduction of $1,641 to goodwill related to an adjustment to the future income tax liability. The purchase price allocation will be completed in the fourth quarter of 2010.

4.

Restricted cash

Restricted cash represents short-term interest-bearing money market securities and funds held on deposit as collateral. The Company had the following restricted cash:

	September 30, 2010 $	December 31, 2009 $
Collateral account against Eastern Dragon CMB Standby letter of credit loan	52,221	-
Collateral account against Eastern Dragon CCB loan	-	50,000

Total	52,221	50,000

Eldorado Gold Corporation

Notes to the Unaudited Interim Consolidated Financial Statements

September 30, 2010

(Expressed in thousands of U.S. dollars, unless otherwise stated)

5.

Defined benefit plans expense

	Three months ended		Nine months ended
	September 30,		September 30,
	2010 $	2009 $	2010 $	2009 $

Pension plan expense	50	31	150	87
SERP expense *	572	411	1,717	1,158

Total	622	442	1,867	1,245

* Non-registered supplemental executive retirement plan

6.

Debt

Significant changes in our debt from that disclosed in the December 31, 2009 annual consolidated financial statements are as follows:

(a)

HSBC revolving loan facility

In May 2010, Heihe Rock Mining Industry Development Company Limited (“Eastern Dragon”), our 95% owned subsidiary, entered into a RMB 80.0 million ($11,938) revolving facility (“the Facility) with HSBC Bank (China). The Facility can be drawn down in minimum tranches of RMB 1.0 million ($149) or its multiples. Each drawdown bears interest fixed at the prevailing lending rate stipulated by the People’s Bank of China on the date of drawdown. The Facility has a term of up to one year and matures on April 30, 2011.

The facility is secured by a letter of Guarantee issued by Eldorado. Eldorado must maintain at all times a security coverage ratio of 110% of the amounts drawn down. As at September 30, 2010, the security coverage is $3,600.

As at September 30, 2010, RMB 21.9 million ($3,273) had been drawn under the Facility.

(b)

Jinfeng construction loan

In 2009, Guizhou Jinfeng Mining Ltd. (“Jinfeng”), our 82% owned subsidiary acquired as part of the Sino Gold acquisition, entered into a RMB 680.0 million ($101,476) construction loan facility (“the construction loan”) with China Construction Bank (“CCB’).

The construction loan has a term of 6 years commencing from February 27, 2009 and is subject to a floating interest rate adjusted annually at 95% of the prevailing lending rate stipulated by the People’s Bank of China for similar loans.

In June 2010, Jinfeng pre-paid RMB 50.0 million ($7,461) on the outstanding balance of this loan, leaving a balance owing of RMB 630 million ($94,015) at September 30, 2010.

Eldorado Gold Corporation

Notes to the Unaudited Interim Consolidated Financial Statements

September 30, 2010

(Expressed in thousands of U.S. dollars, unless otherwise stated)

6.    Debt (continued)

(c)

Jinfeng working capital loan

In 2009, Jinfeng entered into a RMB 85.0 million ($12,684) working capital loan (“the working capital loan”) with CCB.

The working capital loan has a term of 3 years and is due on August 17, 2012. This loan is subject to a floating interest rate adjusted annually at 95% of the prevailing lending rate stipulated by the People’s Bank of China for similar loans.

In June 2010, Jinfeng pre-paid RMB 50.0 million ($7,461) on the outstanding balance of this loan, leaving a balance owing of RMB 35 million ($5,223) at September 30, 2010.

(d)

White Mountain working capital loan

In July 2010, Sino Gold Jilin BMZ Mining Limited (“White Mountain”), our 95% owned subsidiary, entered into a RMB 50.0 million ($7,461) working capital loan (“working capital loan”) with China Merchants Bank Co (“CMB”).

Each drawdown bears interest at the prevailing lending rate stipulated by the People’s Bank of China on the date of drawdown adjusted quarterly. The working capital loan has a term of one year and can be extended, subject to CMB’s approval

The working capital loan is secured by a letter of Guarantee issued by Eldorado.

As at September 30, 2010, RMB 50.0 million ($7,461) had been drawn under the working capital loan.

(e)

White Mountain project loan

In 2008, Sino Gold Jilin BMZ Mining Limited (White Mountain”), our 95% owned subsidiary acquired as part of the Sino Gold acquisition, entered into a project loan (“project loan”) with CCB. The project loan has two components:

i.

A fixed asset loan of RMB 190.1 million ($28,368) with final payment due on September 2013; and

ii.

a working capital loan of RMB 40.9 million ($6,103) due in November 2010.

The interest rate on the project loan is the prevailing lending rate stipulated by the People’s Bank of China, adjusted annually for the fixed asset loan and twice a year for the working capital loan.

The project loan is secured by a Sino Gold corporate guarantee and the project’s fixed assets with a value above $100.

In September 2010, White Mountain paid RMB 24.8 million ($3,703) on the fixed asset loan, leaving a balance owing of RMB 165.3 million ($24,665) at September 30, 2010.

Eldorado Gold Corporation

Notes to the Unaudited Interim Consolidated Financial Statements

September 30, 2010

(Expressed in thousands of U.S. dollars, unless otherwise stated)

7.

Shareholders’ equity

(a)

Authorized share capital

The Company’s authorized share capital consists of an unlimited number of voting common shares without par value and an unlimited number of non-voting common shares without par value. At September 30, 2010 there were no non-voting common shares outstanding.

(b)

Issued and outstanding share capital

Voting common shares	Number of shares	Amount $

Balance, December 31, 2009	537,136,235	2,671,634

Shares issued upon exercise of share options, for cash	4,543,162	32,370
Shares issued in consideration for Brazauro (note 3(a))	5,993,898	95,118
Estimated fair value of share options exercised	-	10,987

Balance, September 30, 2010	547,673,295	2,810,019

(c)

Accumulated other comprehensive income (loss)

Accumulated other comprehensive income includes the following:

	Nine months ended September 30, 2010 $	Year ended December 31, 2009 $

Balance, beginning of period	2,227	(5,971)

Unrealized gains on available-for-sale investments	12,788	129,418
Reversal on acquisition of subsidiary	(11,424)	(122,617)
Realized (gains) losses on sale of available-for-sale investment transferred to net income	(3,111)	1,717
Future income tax on changes in available-for-sale investments	(15)	(320)

Balance, end of period	465	2,227

Eldorado Gold Corporation

Notes to the Unaudited Interim Consolidated Financial Statements

September 30, 2010

(Expressed in thousands of U.S. dollars, unless otherwise stated)

8.

Stock-based compensation

(a)

Share option plans

The continuity of share purchase options outstanding is as follows:

	Weighted average exercise price Cdn$	Number of options	Contractual weighted average remaining life (years)

Balance, December 31, 2009	6.11	8,928,901	3.3
Granted	13.28	5,424,842
Exercised	7.42	(4,543,162)
Forfeited	11.25	(403,668)

Balance, September 30, 2010	9.40	9,406,913	3.5

At September 30, 2010, 4,050,508 share purchase options (December 31, 2009 – 5,528,557) with a weighted average exercise price of Cdn$8.34 (December 31, 2009 – Cdn$6.16) had vested and were exercisable.

Options outstanding at September 30, 2010 are as follows:

	Total options outstanding			Exercisable options
Range of exercise price Cdn$	Shares	Weighted average remaining contractual life (years)	Weighted average exercise price Cdn$	Shares	Weighted average exercise price Cdn$

$4.00 to $4.99	2,921,458	3.1	4.88	1,067,458	4.88
$5.00 to $5.99	97,500	1.9	5.26	92,500	5.28
$6.00 to $6.99	866,000	2.4	6.44	866,000	6.44
$7.00 to $7.99	613,400	1.8	7.25	613,400	7.25
$8.00 to $8.99	8,437	4.9	8.15	8,437	8.15
$9.00 to $9.99	428,200	3.5	9.62	262,199	9.70
$11.00 to $11.99	34,050	3.7	11.37	24,050	11.35
$12.00 to $12.99	457,750	4.4	12.75	151,083	12.74
$13.00 to $13.99	3,770,512	4.3	13.23	762,179	13.23
$15.00 to $15.99	200,000	2.1	15.53	200,000	15.53
$20.00 to $20.99	9,606	4.9	20.02	3,202	20.02

	9,406,913	3.5	9.40	4,050,508	8.34

Eldorado Gold Corporation

Notes to the Unaudited Interim Consolidated Financial Statements

September 30, 2010

(Expressed in thousands of U.S. dollars, unless otherwise stated)

8.    Stock-based compensation (continued)

(b)

Stock-based compensation expense

Stock-based compensation expense incurred to September 30, 2010 has been included in the undernoted expenses in the Consolidated Statements of Operations as follows:

	Three months ended		Nine months ended
	September 30,		September 30,
	2010 $	2009 $	2010 $	2009 $

Operating costs	838	367	3,984	1,545
Exploration	144	220	560	795
General and administrative	2,300	1,280	9,330	4,769

	3,282	1,867	13,874	7,109

The assumptions used to estimate the fair value of Options granted were:

	September 30, 2010	December 31, 2009

Risk-free interest rate (range)	1.69% – 1.99%	1.40% – 2.11%
Expected volatility (range)	47% – 73%	64% – 76%
Expected life (range)	0.8 - 2.8 years	1.5 - 3.8 years
Expected dividends	Nil	Nil
Weighted average fair value per stock option (CAD$)	$ 4.12	$ 4.80

(c)

Bonus Cash Award Units plan

As of September 30, 2010 all Bonus Cash Award Units awarded by the Company were exercised. The Company paid $2,543 in bonus cash award units in the six months ended June 30, 2009. The related cost in the amount of $559 was included in general and administrative expense in the Consolidated Statements of Operations for the same period.

(d)

Deferred Share Units plan

On July 15, 2010 the Company adopted the Independent Directors Deferred Share Unit (“DSU”) Plan under which DSU’s will be granted by the Board from time to time to independent directors (“participants”). The performance period of each DSU commences on the Grant Date and expires on the Termination Date of the participant. On redemption each unit entitles the participant to receive a cash payment equal to the market value of the Company’s shares on the date of redemption. At September 30, 2010, 29,970 DSU’s were outstanding with a value of $554.

Eldorado Gold Corporation

Notes to the Unaudited Interim Consolidated Financial Statements

September 30, 2010

(Expressed in thousands of U.S. dollars, unless otherwise stated)

9.

Supplementary cash flow information

	Three months ended		Nine months ended
	September 30,		September 30,
	2010 $	2009 $	2010 $	2009 $

Changes in non-cash working capital
Accounts receivable and other	(8,477)	(2,526)	(10,813)	16,002
Inventories	(5,807)	(10,595)	(7,596)	(22,672)
Accounts payable and accrued liabilities	(149)	6,804	(28,291)	9,011

	(14,433)	(6,317)	(46,700)	2,341

Supplementary cash flow information
Income taxes paid	15,944	12,667	49,729	25,529
Interest paid	2,542	89	7,835	211

Non-cash investing and financing activities
Shares, options and warrants issued on acquisition of Brazauro	95,683	-	95,683	-
Increase in mineral interest financed by
accounts payable	-	750	-	750

10.

Segmented information

During the period ended September 30, 2010, Eldorado had five reporting segments. The Brazil reporting segment includes the development activities of Vila Nova, Tocantinzinho and exploration activities in Brazil. The Turkey reporting segment includes the operations of the Kişladağ mine, development activities of the Efemçukuru development project and exploration activities in Turkey. The China reporting segment includes the operations of the Tanjianshan mine, Jinfeng mine, White Mountain mine, the Eastern Dragon development project and exploration activities in China. The Greece reporting segment includes development activities on the Perama Hill development project. The Other reporting segment includes the operations of the Company’s corporate office and exploration activities in other countries.

	September 30, 2010
	Turkey $	China $	Brazil $	Greece $	Other $	Total $

Net mining interests
Producing properties	228,144	1,234,145	-	-	-	1,462,289
Properties under development	148,098	735,944	175,153	211,102	-	1,270,297
Iron ore property	-	-	46,236	-	-	46,236
Other mining interests	12,013	-	245	-	3,045	15,303

	388,255	1,970,089	221,634	211,102	3,045	2,794,125

Goodwill	-	323,294	-	-	-	323,294

Eldorado Gold Corporation

Notes to the Unaudited Interim Consolidated Financial Statements

September 30, 2010

(Expressed in thousands of U.S. dollars, unless otherwise stated)

10.    Segmented information (continued)

	December 31, 2009
	Turkey $	China $	Brazil $	Greece $	Other $	Total $

Net mining interests
Producing properties	196,066	1,261,367	-	-	-	1,457,433
Properties under development	96,275	745,187	-	209,408	-	1,050,870
Iron ore property	-	-	47,212	-	-	47,212
Other mining interests	7,214	-	15,544	-	2,543	25,301

	299,555	2,006,554	62,756	209,408	2,543	2,580,816

Goodwill	-	324,935	-	-	-	324,935

Operations

	For the three months ended September 30, 2010

	Turkey $	China $	Brazil $	Greece $	Other $	Total $

Revenue
Gold sales	81,432	108,873	-	-	-	190,305
	81,432	108,873	-	-	-	190,305
Expenses (income) except the undernoted	18,291	52,575	2,368	3,365	5,671	82,270
Depletion, depreciation and amortization	3,482	23,395	12	-	343	27,232
Exploration	2,290	447	1,373	-	911	5,021
Mine standby costs	-	-	22	-	-	22
Gain on disposal of assets	-	(103)	(146)	-	(1)	(250)

Income (loss) before tax	57,369	32,559	(3,629)	(3,365)	(6,924)	76,010
Income tax (expense) recovery	(9,731)	(10,584)	-	-	(1,796)	(22,111)
Non-controlling interest	-	(5,126)	-	-	-	(5,126)

Net income (loss)	47,638	16,849	(3,629)	(3,365)	(8,720)	48,773

Eldorado Gold Corporation

Notes to the Unaudited Interim Consolidated Financial Statements

September 30, 2010

(Expressed in thousands of U.S. dollars, unless otherwise stated)

10.    Segmented information (continued)

	For the three months ended September 30, 2009

	Turkey $	China $	Brazil $	Greece $	Other $	Total $

Revenue
Gold sales	53,606	28,002	-	-	-	81,608
	53,606	28,002	-	-	-	81,608
Expenses (income) except the undernoted	17,057	12,966	79	1,649	1,336	33,087
Depletion, depreciation and amortization	2,738	6,041	14	-	224	9,017
Exploration	1,488	230	597	-	867	3,182
Mine standby costs	-	-	881	-	-	881
Gain on disposal of asset	11	-	-	-	108	119

Income (loss) before tax	32,312	8,765	(1,571)	(1,649)	(2,535)	35,322
Income tax (expense) recovery	(6,182)	(8,744)	-	-	9,987	(4,939)
Non-controlling interest	-	(229)	-	-	-	(229)

Net income (loss)	26,130	(208)	(1,571)	(1,649)	7,452	30,154

	For the nine months ended September 30, 2010

	Turkey $	China $	Brazil $	Greece $	Other $	Total $

Revenue
Gold sales	256,988	321,239	-	-	-	578,227
	256,988	321,239	-	-	-	578,227
Expenses (income) except the undernoted	70,219	149,510	2,611	(1,853)	27,709	248,196
Depletion, depreciation and amortization	11,484	67,497	45	-	952	79,978
Exploration	4,885	1,623	2,691	-	2,374	11,573
Mine standby costs	-	-	1,335	-	-	1,335
Gain on disposal of assets	-	(1,526)	(206)	-	(3)	(1,735)

Income (loss) before tax	170,400	104,135	(6,476)	1,853	(31,032)	238,880
Income tax (expense) recovery	(34,156)	(30,318)	-	-	(329)	(64,803)
Non-controlling interest	-	(11,951)	-	-	-	(11,951)

Net income (loss)	136,244	61,866	(6,476)	1,853	(31,361)	162,126

Eldorado Gold Corporation

Notes to the Unaudited Interim Consolidated Financial Statements

September 30, 2010

(Expressed in thousands of U.S. dollars, unless otherwise stated)

10.    Segmented information (continued)

	For the nine months ended September 30, 2009

	Turkey $	China $	Brazil $	Greece $	Other $	Total $

Revenue
Gold sales	155,212	58,749	-	-	-	213,961
	155,212	58,749	-	-	-	213,961
Expenses (income) except the undernoted	48,963	29,100	168	1,411	15,504	95,146
Depletion, depreciation and amortization	8,022	11,323	58	-	612	20,015
Exploration	4,337	837	1,396	-	2,048	8,618
Mine standby costs	-	-	1,817	-	-	1,817
Gain on disposal of asset	11	-	-	-	(1,355)	(1,344)

Income (loss) before tax	93,879	17,489	(3,439)	(1,411)	(16,809)	89,709
Income tax (expense) recovery	(19,808)	(9,764)	-	-	10,222	(19,350)
Non-controlling interest	-	(1,244)	-	-	-	(1,244)

Net income (loss)	74,071	6,481	(3,439)	(1,411)	(6,587)	69,115